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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            BOWL AMERICA INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    102565108
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]     Rule 13d-1(b)

            [ ]     Rule 13d-1(c)

            [X]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 6 Pages

-----------------------------------------------------
CUSIP No. 102565108
-----------------------------------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Merle Fabian, Leslie H. Goldberg and Ida Goldberg
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [X]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            1,751,489
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          -0-
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          1,751,489
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            -0-
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,751,489
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (See Instructions)                       [ ]


----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            38.65%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (See Instructions)

            IN
================================================================================


                               Page 2 of 6 Pages

-----------------------------------------------------
CUSIP No. 102565108
-----------------------------------------------------

     Item 1.
               (a)  Name of Issuer: Bowl America Incorporated

               (b)  Address of Issuer's Principal Executive Offices:
                        6446 Edsall Road
                        Alexandria, VA 22312


     Item 2.
               (a)  Names of Persons Filing: Merle Fabian
                                             Leslie H. Goldberg Ida
                                             Goldberg

               (b)  Address of Principal Business Office or, if none, Residence:
                        Bowl America Incorporated
                        6446 Edsall Road
                        Alexandria, VA 22312

               (c)  Citizenship: USA

               (d)  Title of Class of Securities: Class A Common Stock

               (e)  CUSIP Number: 102565108


     Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
               Not applicable

                               Page 3 of 6 Pages

-----------------------------------------------------
CUSIP No. 102565108
-----------------------------------------------------


     Item 4.   Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned: 1,751,489 shares

               (b)  Percent of class:  38.65%

               (c)  Number of shares as to which the person has:

                    (i)      Sole power to vote or to direct the vote
                             1,751,489 shares.

                    (ii) Shared power to vote or to direct the vote 0 shares.

                    (iii) Sole power to dispose or to direct the disposition of 1,751,489 shares.

                    (iv) Shared power to dispose or to direct the disposition of 0 shares.

     At December 31, 2002 the issuer had a total of 3,660,022 shares of Class A Common Stock (which class is registered under Section 12(b) of the Securities Exchange Act of 1934) outstanding and 1,483,620 shares of Class B Common Stock (which class is not publicly held) outstanding. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The following table sets forth information relating to the beneficial ownership of Class A Common Stock by the reporting persons individually and as a group:


                               (a)                (b)                   (c)
                            Number of          Number of             Number of                   d)              Column (c)
                            Shares of          shares of             shares of           Assumed Number of          as a
                          Class A Common     Class B Common     Class A Common Stock   Outstanding Shares of     Percent of
Name                       Stock Owned        Stock Owned        Beneficially Owned     Class A Common Stock     Column (d)
----                       -----------        -----------        ------------------     --------------------     ----------
 Merle Fabian.............  226,319(1)        234,533(1)              460,852               3,895,415              11.83%
 Leslie H. Goldberg.......  343,335(2)        345,099(2)              688,434               4,005,121              17.19%
 Ida Goldberg.............  309,809(3)        292,394(3)              602,203               3,953,276              15.23%
                            ---------         ----------              -------
    Total.................  879,463           872,026                1,751,489              4,532,048              38.65%


(1) Does not include 155,898 shares each of Class A and Class B Common Stock held as co-trustee with Leslie H. Goldberg and Ida Goldberg, which shares are included in the number of shares reported as held by Ida Goldberg.

(2) Includes 340,185 shares of Class A Common Stock and 345,099 shares of Class B Common Stock owned directly by Mr. Goldberg, and 3,150 shares of Class A Common Stock held in Mr. Goldberg's IRA. Does not include 155,898 shares each of Class A and Class B Common Stock held as co-trustee with Merle Fabian and Ida Goldberg, which shares are included in the number of shares reported as held by Ida Goldberg.

                               Page 4 of 6 Pages

-----------------------------------------------------
CUSIP No. 102565108
-----------------------------------------------------


(3) Includes 26,296 shares of Class A Common Stock and 8,881 shares of Class B Common Stock owned directly by Ms. Goldberg, 127,615 shares of each of Class A Common Stock and Class B Common Stock owned as trustee, and 155,898 shares each of Class A and Class B Common Stock held as co-trustee with Leslie Goldberg and Merle Fabian.

     Merle Fabian and Leslie H. Goldberg are siblings and directors of the issuer. Mr. Goldberg also is President of the issuer. Ida Goldberg is the mother of Ms. Fabian and Mr. Goldberg.

     The reporting persons declaim membership in a group. Furthermore, each reporting person disclaims beneficial ownership in shares held by the other two reporting persons.



     Item 5.   Ownership of Five Percent or Less of a Class
                Not applicable.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                Not applicable.

     Item 8.   Identification and Classification of Members of the Group
               The persons filing this Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934 are identified in
               Item 2 above.

     Item 9.   Notice of Dissolution of Group
                Not applicable.

     Item 10.  Certification
                Not applicable

                               Page 5 of 6 Pages

-----------------------------------------------------
CUSIP No. 102565108
-----------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: February 3, 2003


                                    Signatures: /s/ Merle Fabian
                                               ---------------------------------
                                                Merle Fabian


                                                /s/ Leslie H. Goldberg
                                               ---------------------------------
                                                Leslie H. Goldberg


                                                /s/ Merle Fabian
                                               ---------------------------------
                                                Merle Fabian under Power of
                                                  Attorney for Ida Goldberg


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations



                               Page 6 of 6 Pages